Volaris Reports September 2024 Traffic Results: 85% Load Factor

Mexico City, Mexico, October 3, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its September 2024 preliminary traffic results.

In September 2024, Volaris' ASM capacity decreased by 12.8% year-over-year due to the accelerated Pratt & Whitney engine inspections and the resulting aircraft groundings. Volaris transported 2.3 million passengers during the month at a load factor of 85.0%, a 1.2 pp increase compared to last year. RPMs for the month decreased by 11.5%, with Mexican domestic RPMs down by 18.5%, while international RPMs increased 2.1%.

Enrique Beltranena, Volaris’ President and CEO said: "Volaris finished the third quarter with strong demand in both domestic and international markets. As we enter the final quarter of the year, we will have more normalized comparables, considering the timing of the accelerated engine inspections and the recovery of Cat 1 in the fourth quarter of 2023. The engine inspections’ process has evolved according to our forecast, and the Company continues to perform in line with our expectations.”

	September 2024	September 2023	Variance	YTD September 2024	YTD September 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,390	1,706	-18.5%	13,399	17,065	-21.5%
International	892	874	2.1%	8,309	8,096	2.6%
Total	2,282	2,580	-11.5%	21,709	25,161	-13.7%
ASMs (million, scheduled & charter)
Domestic	1,562	1,947	-19.8%	14,837	19,798	-25.1%
International	1,122	1,132	-0.9%	10,223	9,690	5.5%
Total	2,684	3,079	-12.8%	25,060	29,488	-15.0%
Load Factor (%, RPMs/ASMs)
Domestic	89.0%	87.6%	1.4 pp	90.3%	86.2%	4.1 pp
International	79.5%	77.2%	2.3 pp	81.3%	83.6%	(2.3) pp
Total	85.0%	83.8%	1.2 pp	86.6%	85.3%	1.3 pp
Passengers (thousand, scheduled & charter)
Domestic	1,714	1,951	-12.2%	15,960	19,683	-18.9%
International	607	598	1.4%	5,665	5,566	1.8%
Total	2,321	2,549	-9.0%	21,625	25,250	-14.4%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 220 and its fleet from 4 to 137 aircraft. Volaris offers more than 450 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.